

Mail Stop 4720

April 18, 2018

Charles Edward Smith
Chief Legal Officer and Secretary
WMIH Corp.
800 Fifth Avenue, Suite 4100
Seattle, WA 98104

> **Re:** **WMIH Corp.**
> **Registration Statement on Form S-4**
> **Filed March 23, 2018**
> **File No. 333-223862**

Dear Mr. Smith:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

Please revise to disclose that shareholders' elections will be prorated or adjusted to ensure exactly $1,225,885,248.00 of the consideration will be paid in cash.

Summary

The Merger and the Merger Agreement, page 11

Please revise to add the following:
- The aggregate shares and cash amounts to be issued to Nationstar holders;

- The percentage ownership of the Nationstar holders and WMIH holders after the issuance of the shares contemplated by this offering with parenthetical ownership percentages of Fortress and the KKR entities;

- What will happen to the Series A and B preferred stock of WMIH pursuant to the Merger Agreement and, if to be converted, the price per share of common stock;

- The expected additional debt resulting from the debt repayment and additional debt to be incurred as well as any other material equity transaction contemplated by the Merger Agreement; and, the expected impact of the above on the liquidity and profitability of the combined companies.

The Merger, page 91

Please amend your discussion of interests of related parties to disclose the interests of Fortress and the KKR entities in the merger.

Management and Board of Directors of WMIH After the Merger, page 144

We note your disclosure that following the merger you expect the combined company to be managed by current members of Nationstar's management team and that three current members of the Nationstar board will be placed on the combined company's board. For the Nationstar directors and officers who will become directors and officers of the surviving company, please amend to furnish the information called for by Items 18(a)(5)(ii) and 18(a)(7) of Form S-4.

PART II – Information Not Required In Prospectus

Exhibit Index, page II-2

Please amend to furnish as an exhibit the opinion of BDO USA, LLP related to its opinion that the merger has not or should not result in an ownership change of WMIH under Section 382(g) of the Code. Refer to Item 21(c) of Form S-4 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Gessert at (202) 551-2326 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Lee A. Meyerson, Esq.